UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

GTC Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

36238T-10-4

(CUSIP Number)

LFB Biotechnologies, S.A.S.
3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France
Attn:  M. Christian Bechon, President
+33 (0) 1 69 82 70 10

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36238T-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LFB Biotechnologies, S.A.S.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
45,136,134 (consisting of 21,299,906 shares of Common Stock, 11,500 shares of Common Stock issuable upon conversion of 115 shares of Series D convertible preferred stock, 2,319,354 shares of Common Stock issuable upon exercise of a warrant, 4,838,708 shares of Common Stock issuable upon the conversion of a Secured Convertible Note issued on December 22, 2008 and 16,666,666 shares of Common Stock issuable upon the conversion of a Secured Convertible Note issued on June 15, 2010.)

	8.	Shared Voting Power 45,136,134

	9.	Sole Dispositive Power 45,136,134

	10.	Shared Dispositive Power 45,136,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,136,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 83.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of GTC Biotherapeutics, Inc., a Massachusetts corporation (“GTC”).  All Common Stock numbers herein reflect a one-for-ten reverse split of the Common Stock effected by GTC on May 26, 2009.  The principal executive offices of GTC are located at 175 Crossing Boulevard, Framingham, MA 01702.

Item 2.	Identity and Background

This Amendment No. 8 to Schedule 13D is being filed by LFB Biotechnologies, S.A.S. (“LFB”), a société par actions simplifée established under the laws of France.  LFB has previously reported information relating to shares of Common Stock beneficially owned by it on a Schedule 13G.  The principal business of LFB involves: the research and development of new pharmaceutical products or new processes in the areas of plasma derivatives and biotechnology; the creation, acquisition and operation of businesses relating to these activities; the taking, purchase, exploitation and transfer of processes and patents concerning these activities; and the direct or indirect participation in all financial, real property or personal property transactions and in all commercial or industrial businesses which may relate to the above.  LFB’s principal business and office address is:

3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France

LFB is a wholly-owned subsidiary of Laboratoire Francais du Fractionnement et des Biotechnologies (“Laboratoire Francais”), a société anonyme established under the laws of France.  The principal business of Laboratoire Francais involves: the study, development and exploitation of medicines derived from blood or its constituant elements mentioned in the French public health code; the research, production and distribution concerning medicines which may be substituted for products derived from blood and concerning biotechnology products; the development of its activities by means of subsidiaries, groups or taking of participations in legal entities; all industrial, commercial, financial, real or personal property operations relating, directly or indirectly, in whole or in part, to the foregoing or similar or connected purposes.  Laboratoire Francais’ principal business and office address is:

3, avenue des Tropiques
LES ULIS
91940 Courtaboeuf, France

During the last five years, neither LFB, Laboratoire Francais nor, to the best of their knowledge, any of the executive officers or directors of LFB or Laboratoire Francais, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration of $17,976,450 to purchase 14,615 shares of GTC’s Series D convertible preferred stock and $4,464,900 to purchase 363,000 shares of GTC’s Common Stock was provided by LFB from its cash reserves. 201,840 shares of GTC’s Common Stock were issued to LFB on February 12, 2008 upon conversion of an aggregate of $1,756,011.75 in principal and interest outstanding under the Subordinated Convertible Note in the original principal amount of $2,558,650 (the “Convertible Note”), dated December 14, 2006, issued to LFB by GTC. The funds for the Convertible Note were provided by LFB from its cash reserves. On December 22, 2008, LFB used $15,000,000 from its cash reserves to purchase from GTC a $15,000,000 Secured Convertible Note (the “Secured Convertible Note”) and a warrant to purchase up to 2,319,354 shares of GTC’s Common Stock (the “Warrant”).  The funds to purchase the 12,000 shares of Series E-1 convertible preferred stock and the 13,500 shares of Series E-2 convertible preferred stock on July 31, 2009 were provided by LFB from its cash reserves. The funds to purchase the 6,000 shares of Series E-1 convertible preferred stock and the 6,750 of Series E-2 convertible preferred stock on November 3, 2009 and the funds to purchase the 3,387,851 shares of Common Stock on November 5, 2009 were provided by LFB from its cash reserves.  LFB used $7,000,000 from its cash reserves to purchase from GTC a $7,000,000 Secured Convertible Note on June 15, 2010 (the “2010 Secured Convertible Note”).

Item 4.	Purpose of Transaction

On September 29, 2006, LFB entered into a Joint Development and Commercialization Agreement with GTC, providing for a strategic collaboration to develop selected recombinant plasma proteins and monoclonal antibodies using GTC’s transgenic production platform.   In connection with the Joint Development and Commercialization Agreement, LFB entered into a Stock and Note Purchase Agreement (the “Purchase Agreement”) with GTC, providing that LFB purchase up to an aggregate of $25.0 million of GTC’s securities, consisting of 14,615 shares of a to be designated series of convertible preferred stock (1,461,500 common shares on an as-converted basis), 363,000 shares of Common Stock (the “Third Tranche Shares”), and one or more subordinated convertible notes for the balance of the $25.0 million. The purchase price for the shares of stock was $12.30 per common share equivalent. Pursuant to the terms of the Purchase Agreement, these securities were issued and sold in three installments, or tranches.  The first tranche, which consisted of LFB’s purchase of 5,000 shares of GTC’s newly designated Series D convertible preferred stock for an aggregate purchase price of $6,150,000, was completed on October 4, 2006.

Completion of the second and third tranches was subject to GTC’s receipt of shareholder approval of (a) an increase in the number of shares of Common Stock authorized under its charter from 100,000,000 shares to 200,000,000 shares and (b) the issuance and sale by GTC of the Third Tranche Shares and the issuance of shares of Common Stock upon conversion of any convertible note.  The required shareholder approval was obtained at a special meeting of GTC’s stockholders held on December 5, 2006.  The second tranche, which consisted of LFB’s purchase of an additional 9,615 shares of Series D convertible preferred stock and the Convertible Note for an aggregate purchase price of $14,385,100, was completed on December 14, 2006.  The third tranche, which consisted of LFB’s purchase of the Third Tranche Shares for an aggregate purchase price of $4,464,900, was completed on January 3, 2007.

Each share of GTC’s Series D convertible preferred stock is convertible into 100 shares of Common Stock. The Series D convertible preferred stock does not pay a dividend and does not have a liquidation preference. The Series D convertible preferred stock is convertible at the option of the holder at any time and, at GTC’s option, after 2012 if the market price of the Common Stock exceeds $24.60 per share. On March 25, 2008, LFB converted 14,500 shares of the Series D convertible preferred stock into 1,450,000 shares of Common Stock.

The Convertible Note has a term of five years and is automatically convertible into shares of Common Stock in conjunction with any future Common Stock offerings by GTC at the per share offering price of the respective offering, but in any such conversion the principal and accrued interest that is converted into Common Stock will be limited to an amount that will maintain LFB’s holdings at no more than 19.9% of GTC’s Common Stock on an as-converted basis. Interest on the Convertible Note, which accrues at a rate of 2% per annum from the date of issue, will accumulate and be payable upon conversion, at GTC’s election, in cash or shares of Common Stock valued at its fair market value at the date of conversion. On February 12, 2008, GTC completed a Common Stock offering which triggered the automatic conversion of an aggregate of $1,756,011.75 in principal and interest under the Convertible Note into 201,840 shares of GTC Common Stock, at a conversion price of $8.70 per share, the per share purchase price of GTC’s Common Stock in the offering.

LFB is the sole holder of shares of GTC’s Series D convertible preferred stock.  The Series D convertible preferred stock entitles its holders to elect one director to GTC’s Board of Directors upon the issuance of a number of shares of Series D convertible preferred stock, on an as-converted basis, equal to or greater than 10% of GTC’s outstanding voting stock.  Under the terms of the Purchase Agreement, following the closing of the first tranche, LFB appointed a non-participating observer to GTC’s Board of Directors to attend board meetings prior to election of LFB’s designated director and, following such election, whenever LFB Biotech’s designated director is unable to attend a board meeting. LFB became entitled to designate a director upon completion of its purchase of the second tranche of shares, and on December 14, 2006, M. Christian Bechon, President Directeur General of Laboratoire Francais, was appointed to GTC’s Board of Directors.  Pursuant to the terms of the Purchase Agreement, Mr. Bechon (or any subsequent director designee) will be excluded from any deliberations or actions, and will not receive any information, relating to any matter to which LFB or Laboratoire Francais is either directly or indirectly involved or has any interest that is competing or inconsistent with GTC’s interests. The LFB designated director is serving in the class of directors whose term expires at the 2012 annual meeting of shareholders. Thereafter, LFB, as the sole holder of the Series D convertible preferred stock, will be entitled to nominate and elect one director.

On October 31, 2008, LFB entered into a Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”) with GTC to purchase for $15,000,000 a secured convertible note in the principal amount of $15,000,000 (the “Secured Convertible Note”) and a warrant to purchase up to 2,319,354 shares of Common Stock (the “Warrant”). Completion of the transaction was subject to satisfaction of certain conditions, including receipt of approval of the transaction by GTC’s stockholders, and the transaction was consummated on December 22, 2008.

The Secured Convertible Note matures on June 30, 2012 and accrues interest at a rate equal to 8% per annum. Accrued interest is payable in cash in arrears on the last day of each fiscal quarter commencing on December 31, 2008. On or before June 1, 2009, subject to the terms and conditions set forth in an intercreditor agreement (the “Intercreditor Agreement”) between LFB and General Electric Capital Corporation (“GE Capital”), GTC has the right to redeem the Secured Convertible Note at a price equal to 100% of the outstanding principal amount plus accrued and unpaid interest.  After June 1, 2009, the Secured Convertible Note may only be prepaid with LFB’s consent.  After June 1, 2009, LFB has the right to convert all or a portion of the Secured Convertible Note into shares of Common Stock at a conversion price equal to $3.10 per share, subject to adjustment for any stock splits, stock dividends, recapitalization or other combination or subdivision of the Common Stock.

The Warrant is exercisable, in full or in part, to purchase up to 2,319,354 shares of Common Stock at a cash exercise price of $3.10 per share at any time before December 22, 2013. The exercise price of the Warrant and the number of shares issuable upon exercise of the Warrant will be proportionately adjusted for any stock splits, stock dividends, recapitalization or other combination or subdivision of the Common Stock. If the Secured Convertible Note is repaid in full, LFB will have the right, subject to the terms and conditions of the Intercreditor Agreement, to require GTC to redeem the Warrant for a redemption price of $1,500,000, which may include the repurchase of shares of Common Stock previously issued upon prior exercise of the Warrant. If GTC repays the Secured Convertible Note at maturity and LFB exercises its redemption right under the Warrant, GTC has the option to pay the redemption price in shares of Common Stock based on the fair market value of the stock on the date LFB exercises its redemption right.

Under the terms of the Note and Warrant Purchase Agreement, upon conversion of the Secured Convertible Note in full or in part from time to time on or after June 1, 2009, and as long as LFB owns at least 21% of the outstanding Common Stock on an as converted basis, LFB will have the right to designate to GTC’s Board of Directors the maximum number of directors permissible under the Marketplace Rules of NASDAQ, which is equal to the product, rounded up to the nearest whole number, of (i) LFB’s ownership percentage of GTC’s equity, multiplied by (ii) the total number of directors on GTC’s Board (including LFB’s designated directors). Assuming that GTC’s equity capitalization remains unchanged and that, except for the conversion, LFB’s ownership remains unchanged, upon any conversion of the Secured Convertible Note, LFB would have the right to designate 50% of the total number of directors on GTC’s Board of Directors.

Under the Note and Warrant Purchase Agreement, GTC has also secured its obligations under the Secured Convertible Note by granting to LFB a first priority lien on its intellectual property and a second priority lien on all of its other assets, and on December 22, 2008 entered into a Security Agreement, a Patent and License Security Agreement and a Trademark and License Security Agreement with LFB. In addition, under the Note and Warrant Purchase Agreement, GTC’s obligations under the Secured Convertible Note are also secured by a grant to LFB of rights and licenses with respect to certain technologies, inventions and patent rights under the Amended and Restated Joint Development and Commercialization Agreement dated June 30, 2008 between GTC, LFB and the other parties named therein.

On June 18, 2009, LFB entered into a securities purchase agreement (the “2009 Purchase Agreement”) with GTC, pursuant to which GTC agreed to issue to LFB $12,000,000 of newly-designated Series E-1 convertible preferred stock (the “E-1 Preferred Stock”) and $13,500,000 of newly-designated Series E-2 convertible preferred stock (the “E-2 Preferred Stock” and, together with the E-1 Preferred Stock, the “Series E Preferred Stock”) in a private placement transaction. GTC also granted LFB the option to purchase up to 50% of each of the total of Series E-1 Preferred Stock and Series E-2 Preferred Stock issued at closing, exercisable at any time in the six month period following closing (the “Option”). In connection with the 2009 Purchase Agreement, LFB also entered into a loan agreement with GTC pursuant to which GTC issued to LFB a $4.5 million secured convertible note (the “2009 Convertible Note”), the principal amount of which would be convertible into shares of Series E-1 Preferred Stock at the closing. Conversion of the 2009 Convertible Note into E-1 Preferred Stock and issuance of the Series E-1 Preferred Stock, the Series E-2 Preferred Stock and the Option was subject to satisfaction of certain conditions, including the receipt of approval of GTC’s shareholders. The required shareholder approval was obtained at a special meeting of GTC’s stockholders held on July 30, 2009, and the transaction was completed on July 31, 2009. Pursuant to the terms of the 2009 Purchase Agreement and of the Series E Preferred Stock, half of the gross proceeds of the sale of the Series E Preferred Stock, or $12,750,000, was set aside for one year for the payment of dividends on the Series E Preferred Stock and the “make-whole payments” (each as described below).

The Series E Preferred Stock carries cumulative dividends at the rate per share of 10% per annum, payable in cash (i) semiannually on January 1 and July 1, beginning on January 1, 2010, (ii) on each date that Series E Preferred Stock is converted and (iii) on the five-year redemption date. On or after the fifth anniversary of the original issue date of any shares of Series E Preferred Stock, GTC has the right to redeem, and LFB has the right to cause GTC to redeem, all of the outstanding shares of Series E Preferred Stock. Upon the occurrence of certain other triggering events, LFB has the right to require GTC to redeem all of the outstanding Series E Preferred Stock at a price equal to the sum of the Series E Preferred Stock’s stated value, all accrued but unpaid dividends, and all liquidated damages and other costs, expenses or amounts due in respect of the Series E Preferred Stock.

The Series E-1 Preferred Stock is convertible into Common Stock at a conversion price of $2.63 per share, which is equal to the NASDAQ official closing price of the Common Stock on the date immediately preceding the signing of the 2009 Purchase Agreement. The Series E-2 Preferred Stock is convertible into Common Stock at a conversion price of $2.2368, which, in accordance with the terms of the 2009 Purchase Agreement, is equal to the lesser of $2.63 or the volume weighted average price of the Common Stock on the date that GTC’s stockholders approved the transaction.

                                                Upon the conversion of any shares of Series E Preferred Stock before the first anniversary of the original issue date, GTC must pay to LFB a “make-whole payment” in cash in an amount equal to $500 per $1,000 of the stated value of each share of the Series E Preferred Stock converted, less the amount of any dividends previously paid. On October 30, 2009, LFB elected to convert all 12,000 shares of Series E-1 Preferred Stock and 13,750 shares of Series E-2 Preferred Stock that it had purchased on July 31, 2009 into an aggregate of 10,598,144 shares of Common Stock.

In addition, on October 30, 2009, LFB exercised the Option under the 2009 Purchase Agreement to purchase 6,000 shares of Series E-1 Preferred Stock and 6,750 shares of Series E-2 Preferred Stock at a purchase price of $1,000 per share.  The closing of this transaction was completed on November 3, 2009.  On January 6, 2010, LFB elected to convert all 6,000 shares of Series E-1 Preferred Stock and 6,750 shares of Series E-2 Preferred Stock that it had purchased on November 3, 2009 into an aggregate of 5,299,071 shares of Common Stock.

On November 2, 2009, LFB entered into a stock purchase agreement (the “2009 Stock Purchase Agreement”) with GTC, pursuant to which GTC agreed to issue and sell, and LFB agreed to purchase, 3,387,851 shares of Common Stock at a purchase price of $1.07 per share, which was the closing price of the Common Stock on the NASDAQ Capital Market on October 30, 2009. The closing of this transaction was completed on November 5, 2009.

Under the terms of the 2009 Purchase Agreement, and consistent with the terms of the Note and Warrant Purchase Agreement, LFB has the right to participate in all of GTC’s future offerings of Common Stock or securities exercisable or convertible into Common Stock to purchase the number of shares in proportion to its then pro rata ownership of GTC’s Common Stock, on an as converted basis. LFB also has a right of first refusal and right of first negotiation with respect to any proposed sale by GTC of Common Stock or securities exercisable or convertible into Common Stock.

Under the terms of the 2009 Purchase Agreement, and as long as LFB owns at least 21% of GTC’s Common Stock on an as-converted basis, LFB has the right to designate to GTC’s Board of Directors the maximum number of directors permissible under the Marketplace Rules of NASDAQ. The maximum number of directors LFB could designate would be equal to the product, rounded up to the nearest whole number, of (i) LFB’s ownership percentage of GTC’s equity, multiplied by (ii) the total number of directors on GTC’s Board (including LFB’s designated directors).  LFB’s equity ownership percentage under NASDAQ rules is currently 82.4%.

On June 15, 2010, LFB entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with GTC to purchase for $7,000,000 a secured convertible note in the principal amount of $7,000,000 (the “2010 Secured Convertible Note”).  The transaction was consummated on June 15, 2010. The 2010 Secured Convertible Note matures on June 15, 2013 and accrues interest at a rate equal to 4% per annum, which is payable upon maturity.  The 2010 Secured Convertible Note may only be prepaid with LFB’s consent.  LFB has the right to convert all or a portion of the 2010 Secured Convertible Note into shares of Common Stock at a conversion price equal to $0.42 per share, subject to adjustment for any stock splits, stock dividends, recapitalization or other combination or subdivision of the Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  The number of shares of Common Stock beneficially owned by LFB is 45,136,134 shares, which consists of (i) 21,299,906 shares of Common Stock, (ii) 11,500 shares of Common Stock issuable upon conversion of 115 shares of GTC’s Series D convertible preferred stock, (iii) 2,319,354 shares of Common Stock issuable upon exercise of the Warrant, (iv) 4,838,708 shares of Common Stock issuable upon conversion of the Secured Convertible Note and (v) 16,666,666 shares of Common Stock issuable upon the Conversion of the 2010 Secured Convertible Note.  This represents approximately 83.2% of GTC’s outstanding Common Stock (on an as-converted basis).  LFB, as a wholly owned subsidiary, shares voting and dispositive power over these securities with its parent, Laboratoire Francais.  The information contained in Item 2 above is incorporated herein by reference.

(c)  On June 15, 2010, William K. Heiden was appointed Chairman, President and Chief Executive Officer of GTC.  In connection with the appointment, Mr. Heiden was granted an option to purchase 300,000 shares of Common Stock at an exercise price of $0.42 per share pursuant to GTC’s 2002 Equity Incentive Plan.  The option vested as to 20% immediately and the remaining 80% vests in four equal annual installments on each of June 15, 2011, 2012, 2013 and 2014.  The option grant was reported in a Form 4 filed with the Commission on June 17, 2010.  Mr. Heiden is a member of the Board of Directors of LFB. Other than this option grant and as set forth in Item 4 above, to the best knowledge of each of LFB and Laboratoire Francais, there have been no transactions in the shares of GTC effected during the past 60 days by LFB or Laboratoire Francais, or by any affiliate, executive officer or director of LFB or Laboratoire Francais.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.  Copies of the Purchase Agreement, including the form of Convertible Note, the Articles of Amendment to GTC’s charter setting forth the rights and preferences of the Series D convertible preferred stock, the Articles of Amendment to GTC’s charter setting forth the rights and preferences of the Series E Preferred Stock, the Note and Warrant Purchase Agreement, including the forms of the Secured Convertible Note and the Warrant, the 2009 Purchase Agreement, the Security Agreement, the Patent and License Security Agreement, the Trademark and License Security Agreement, the 2009 Stock Purchase Agreement and the 2010 Secured Convertible Note are filed as Exhibits to this Amendment No. 8 to Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit   Description

1              Stock and Note Purchase Agreement, dated September 29, 2006, by and between GTC and LFB, including the form of Convertible Note attached as Exhibit B thereto. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GTC with the Commission on October 5, 2006 (File No. 000-21794)).

2              Articles of Amendment to the Restated Articles of Organization filed with the Secretary of the Commonwealth of Massachusetts on October 2, 2006. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by GTC with the Commission on October 5, 2006 (File No. 000-21794)).

3              Articles of Amendment to the Restated Articles of Organization of GTC Biotherapeutics, Inc., as filed with the Secretary of the Commonwealth of Massachusetts on July 30, 2009 (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by GTC on July 31, 2009 (File No. 000-21794)).

4              Note and Warrant Purchase Agreement, dated October 31, 2008, by and between GTC and LFB, including the form of Secured Convertible Note, attached as Exhibit A thereto, and the form of Warrant, attached as Exhibit B thereto. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GTC on November 6, 2008 (File No. 000-21794)).

5              Securities Purchase Agreement dated June 18, 2009 between GTC and LFB (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by GTC on June 19, 2009 (File No. 000-21794)).

6              Amended and Restated Security Agreement, dated, June 18, 2009, by and between GTC and LFB. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GTC on June 19, 2009 (File No. 000-21794)).

7              Patent and License Security Agreement, dated December 22, 2008, by and between GTC and LFB. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GTC on December 24, 2008 (File No. 000-21794)).

8              Trademark and License Security Agreement, dated December 22, 2008, by and between GTC and LFB. (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by GTC on December 24, 2008 (File No. 000-21794)).

9              Stock Purchase Agreement, dated November 2, 2009, by and between GTC and LFB (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GTC on November 2, 2009 (File No. 001-21794)).

10            $7,000,000 Secured Convertible Note, dated June 15, 2010 (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by GTC on June 18, 2010 (File No. 001-21794)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFB BIOTECHNOLOGIES, S.A.S.U.

Date:	June 21, 2010	By:	/s/ Brian P. Keane
Brian P. Keane
Attorney-in-fact